1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sean Graber
Associate
215.963.5598
January 12, 2010
FILED AS EDGAR CORRESPONDENCE
Kevin Rupert
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Response Letter to Comments on Charles Schwab Family of Funds Form N-SAR (File Nos. 33-31894 and 811-05954)
Dear Mr. Rupert:
This letter responds to your comments to the Charles Schwab Family of Funds’ (the “CSFF Trust”) Form N-SAR filing for the period ended June 30, 2009, filed with the Securities and Exchange Commission (“SEC”) on August 28, 2009 (the “June 2009 Form N-SAR”). The comments were provided to Timothy W. Levin during a telephone conversation on January 5, 2010. Your comments and our responses to your comments are set forth below.
Comment: Item 74W of Form N-SAR requires money market funds to disclose their mark-to-market net asset value to four decimal places. The Schwab California Municipal Money Fund, a series of the CSFF Trust, discloses $1.0000 as its response to Item 74W in the June 2009 Form N-SAR. Please confirm the accuracy of this response. In addition, with respect to each other money market fund of the CSFF Trust, please confirm the accuracy of such fund’s response to Item 74W in the June 2009 Form N-SAR. If each of these responses is correct, please provide confirmation of this fact to the SEC staff via an EDGAR correspondence filing. If any of these Item 74W responses are incorrect, please review the Item 74W responses included in the CSFF Trust’s four previous Form N-SAR filings for accuracy and, as applicable, file amended Form N-SARs to correct any inaccurate responses. The foregoing comments also apply to any other Schwab registrant that includes money market funds.
Response: In response to your request, the CSFF Trust has reviewed the June 2009 Form N-SAR. Based on this review, the CSFF Trust confirms the accuracy of its responses to Item 74W in the June 2009 Form N-SAR. Further, Schwab Annuity Portfolios has reviewed its Form N-SAR filing for the period ended June 30, 2009, which was filed with the SEC on August 28, 2009, and confirms the accuracy of its response to Item 74W included therein with respect to the Schwab Money Market Portfolio, a series of Schwab Annuity Portfolios.

Kevin Rupert
January 12, 2010

I hereby acknowledge on behalf of the CSFF Trust and Schwab Annuity Portfolios that: (i) the CSFF Trust and Schwab Annuity Portfolios are responsible for the adequacy and accuracy of the disclosure in their Form N-SAR filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in Form N-SAR filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Form N-SAR filings; and (iii) the CSFF Trust and Schwab Annuity Portfolios may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sean Graber

Sean Graber